Contact:

Lee Jacobson
Vice President
Investor Relations
617.638.2065

Janice Walker
Vice President
Corporate Communications
617.638.2047
News for Immediate Release

First Marblehead Announces Planned $2.8 Billion Securitization of Private Student Loans

BOSTON, MA, September 10, 2007– The First Marblehead Corporation (NYSE: FMD) today announced a planned securitization involving the purchase of private student loans and the related issuance of student loan asset-backed notes.  The National Collegiate Funding LLC, the sponsor and depositor of the securitization, has filed with the Securities and Exchange Commission a Free Writing Prospectus regarding this transaction.  The Company expects the transaction to close on or about September 20, 2007.

The private student loans were originated by several different banks under various loan programs that were structured with the assistance of First Marblehead.  The securitization, which may be effected by one or more trusts, is expected to raise approximately $2.8 billion from the sale of asset-backed securities and involve the acquisition of private student loans with a principal and accrued interest balance of approximately $2.04 billion. Approximately 81% of the loans to be purchased at closing are expected to be “direct to consumer” loans, and the remaining 19% of the loans to be purchased at closing will be “school channel” loans.

The loans are guaranteed by The Education Resources Institute, Inc. (TERI), the nation’s oldest and largest guarantor of private student loans. Ambac Assurance Corporation is expected to issue a note guaranty insurance policy in conjunction with the issuance of the notes.

About The First Marblehead Corporation. First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States.  The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.

The National Collegiate Funding LLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the securitization transaction, the student loans and this offering. You may obtain these documents free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

Statements in this press release regarding the planned purchase of private student loans and the related issuance of student loan asset-backed notes, including statements regarding the size, timing, collateral pool composition and structure of the planned transaction, as well as any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on our plans, estimates and expectations as of September 10, 2007.  The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future results, plans, estimates or expectations contemplated by us will be achieved.  You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors, which may cause the terms of the actual transaction, or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: investor response to the offering of the asset-backed securities, including the size and structure of the offering and the terms of the asset-backed notes; conditions in the financial markets, including the capital markets generally and the student loan asset-backed securities sector specifically; variance between the estimated and actual amount of private student loans available for purchase; satisfaction of closing conditions related to the purchase of private student loans and issuance of the student loan asset-backed securities; and the other factors set forth under the caption "Risk Factors” in the free writing prospectus filed by The National Collegiate Funding LLC with the Securities and Exchange Commission on September 10, 2007.  We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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© 2007 First Marblehead